Exhibit 99.1

RNS Number:3411S
Wolseley PLC
21 November 2003

21 November 2003

NEWS RELEASE

Wolseley plc
AGM Statement

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building material products, is holding its Annual General Meeting today at 12 noon.

At the meeting, John Whybrow, Chairman, will make the following comments to Shareholders:

" There has been no significant change in the market conditions affecting the Group's businesses since the Preliminary results announcement for the year ended 31 July 2003, issued on 23 September 2003.

Good progress continues to be made in the UK where the business environment remains favourable. Continental European markets are still generally flat but we would expect the group's businesses to outperform in local markets and achieve a modest improvement in sales and profitability.

In the USA, both the new housing and the repairs, maintenance and improvement markets continue to be robust. Although we are not expecting an improvement in the industrial and commercial sectors until the second half of 2004, it is encouraging to see more positive economic growth data being reported. In Canada the outlook remains positive.

The group has made a good start to the new financial year and is in an excellent position to take advantage of market or acquisition opportunities as they arise."

In accordance with normal practice, Wolseley plc will be issuing a more detailed pre-close period trading update on 14 January 2004.

ENQUIRIES:

Wolseley plc	Brunswick Group Ltd
tel: 0118 929 8700	tel: 020 7404 5959

Steve Webster - Group Finance Director	Sophie Fitton
Guy Stainer - Head of Investor Relations	Nina Richmond

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

END